Exhibit A:

Mr. Epstein also directly owns a director stock option to purchase 18,750 shares of Class A common stock with (i) an exercise price of $121.43 per share and (ii)
an expiration date of April 30, 2024.  Of the 18,750 shares subject to this option, 6,250 shares vested on April 30, 2016, 6,250 shares are scheduled to vest on April 30, 2017, and 6,250 shares are scheduled to vest on April 30,
2018.

Mr. Epstein also directly owns a director stock option to purchase 5,000 shares of Class A common stock with (i) an exercise price of $175.98 per share and (ii)
an expiration date of May 31, 2025.  Of the 5,000 shares subject to this option,
1,250 shares vested on May 31, 2016, 1,250 shares are scheduled to vest on May
31, 2017, 1,250 shares are scheduled to vest on May 31, 2018 and 1,250 shares are scheduled to vest on May 31, 2019.